 Exhibit 99.2
IFRS INR Press Release

Double digit growth for the fourth consecutive quarter, coupled with 1.2% operating margin expansion in Q2

Bengaluru, India – October 11, 2019

“Our performance was robust on multiple dimensions – revenue growth, digital growth, operating margins, operational efficiencies, large deal signings and reduction in attrition”, said Salil Parekh, CEO and MD. “All these are clear signs that we are progressing well in our journey of client-centricity and maximizing value for our stakeholders.”

•	Q2 20 revenues grew year-on-year by 9.8% in INR; 11.4% in constant currency
•	Q2 20 revenues grew sequentially by 3.8% in INR; 3.3% in constant currency
•	Q2 20 Digital revenues at $1,230 million (38.3% of total revenues), year-on-year growth of 38.4% and sequential growth of 10.7% in constant currency
•	Q2 20 operating margin at 21.7%, 1.2% improvement over Q1 20
•	H1 revenues grew by 11.9% in constant currency
•	H1 operating margin at 21.1%, within the margin guidance for the year
•	Declared interim dividend of 8 per share
•	Increased lower end of FY 20 revenue guidance; revised guidance is 9%-10% in constant currency
•	Maintained FY 20 operating margin guidance range of 21%-23%

1.	Financial Highlights – Consolidated results under International Financial Reporting Standards (IFRS)

For the quarter ended September 30, 2019

Revenues were 22,629 crore, growth of 9.8% YoY and 3.8% QoQ

Operating profit was 4,912 crore, increase of 0.4% YoY and 9.9% QoQ. Operating margin was 21.7%.

Basic EPS was 9.46, flat YoY and growth of 7.1% QoQ

For six months ended September 30, 2019

Revenues were 44,432 crore, growth of 11.8% YoY

Operating profit was 9,383 crore, decline of 0.5% YoY. Operating margin was 21.1%

Basic EPS was 18.28, growth of 2.9% YoY

“Q2 witnessed another quarter of all-round growth in industry segments and geographies which is a testimony to our strong credentials and client relevance”, said Pravin Rao, COO. “Large deal wins were $2.8 bn. We are especially pleased by the reduction in attrition driven by our focus on enhanced employee value proposition.”

“We saw expansion in operating margins during the quarter driven by improvement in operational parameters and cost efficiencies”, said Nilanjan Roy, CFO. “We took the first step towards implementation of our new capital allocation policy by increasing interim dividend by over 14% compared to FY 19.”

2.	Capital Allocation

The Company completed its share buyback of 8,260 crore on 26th August, 2019. With this the company completed the additional capital return program of upto 13,000 crore announced in April 2018.

3.	Client wins & Testimonials

•	We were selected by Toyota Material Handling North America (TMHNA) for a cloud-based IoT telematics product implementation along with application support and development for its SAP Platform. As the development partner for TMHNA Global Telematics Solution (GTS), an industry leading cloud-based IoT offering, Infosys is enabling remote monitoring and diagnostic capabilities including vehicle access control, system maintenance, condition sensing and location tracking.

•	We were selected as a strategic partner by Movement Mortgage, a fast-growing mortgage bank in the U.S., to lead its digital transformation and accelerate growth. Infosys will support Movement Mortgage’s 650 locations in 47 states to ensure the smooth transition of business models in key projects, with the aim to increase business volume and leverage the company’s fintech services to develop mortgage industry specific solutions for Infosys customers.

•	In collaboration with Microsoft, we announced a long-term strategic partnership with JG Summit Holdings, Inc., one of the largest and most diversified conglomerates, headquartered in Manila, Philippines. As a technology services partner, Infosys is helping formulate and execute the digital transformation strategy for JG Summit, based on Microsoft Azure, an open, hyper-scale, enterprise-grade cloud platform, along with SAP S/4 HANA. The collaboration will offer JG Summit seamless implementation and migration to Microsoft Azure cloud platform, to develop an agile and robust digital infrastructure for its business processes.

•	EdgeVerve Systems, a subsidiary of Infosys, was selected by Al Ahli Bank of Kuwait to steer its automation journey using AssistEdge Robotic Process Automation (RPA). We are working the bank in their process automation journey, driving cost efficiencies and streamlining its operations.

•	We have partnered with one of the largest utility companies to transform its IT Service Management. The program, leveraging ServiceNow, is helping our client significantly improve end-user experience, enhance employee productivity and deliver business agility. Infosys will also deliver a comprehensive solution for organization change management and user training as a part of this program.

4.	Recognitions

•	Ranked 3 in the Forbes list of The World’s Best Regarded Companies for 2019
•	Won the United Nations Global Climate Action Award in the ‘Climate Neutral Now’ category
•	Recognized as a leader in Gartner Magic Quadrant for IT Services for Communications Service Providers, Worldwide
•	Recognized as a leader in Software Product Engineering Services PEAK Matrix™ Assessment 2019 by Everest Group
•	Recognized as a leader in the DevOps Services PEAK Matrix™ Assessment 2019 by Everest Group
•	Recognized as a leader in IDC MarketScape: Worldwide Intelligent Automation Services 2019 Vendor Assessment
•	Recognized in HFS Top 10: Digital Front Office: CX Design, Sales, And Marketing
•	Recognized in HFS Top 10: Banking and Financial Services (BFS) Sector Service Providers
•	Recognized in HFS Top 10: Cloud Migration and Management Services 2019
•	Recognized as a Leader in NelsonHall’s Smart IT Services in Utilities
•	Recognized in HFS SAP SuccessFactors Services Top 10 Report
•	Recognized as 2019 Working Mother & AVTAR Best 100 Companies for Women in India and ‘2019 Champion of Inclusion' in the Most Inclusive Companies in India Index
•	Won the 2019 Oracle Excellence Award for Global Partner of the Year in CX – Sales Cloud
•	Won the Oracle Excellence Award for NA partner of the Year for Emerging Technologies
•	Recognized as the 2019 Global Alliance SI Partner of the Year by Microsoft
•	Recognized as the Microsoft US Service Partner ACR Winner for the FY20 Microsoft One Commercial Partner Winners Circle program

About Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients to navigate their digital transformation, leveraging our teams from over 46 countries. With over three decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements mentioned in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, whiv ch involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Mehak Chawla +91 80 4156 3998 Mehak.Chawla@infosys.com	Chiku Somaiya +1 71367 06752 Chiku.Somaiya@infosys.com

Infosys Limited and subsidiaries

Audited Condensed Consolidated Balance Sheet as at

(In crore except equity share data)

	September 30, 2019	March 31, 2019
ASSETS
Current assets
Cash and cash equivalents	16,473	19,568
Current investments	3,518	6,627
Trade receivables	16,055	14,827
Unbilled revenue	7,269	5,374
Prepayments and other current assets	5,392	5,723
Income tax assets	34	423
Derivative financial instruments	108	336
Total current assets	48,849	52,878
Non-current assets
Property, plant and equipment	13,313	13,356
Right-of-use assets(B3)	3,917	–
Goodwill	4,080	3,540
Intangible assets	1,356	691
Non-current investments	3,943	4,634
Deferred income tax assets	1,363	1,372
Income tax assets	6,407	6,320
Other non-current assets	1,983	1,947
Total non-current assets	36,362	31,860
Total assets	85,211	84,738
LIABILITIES AND EQUITY
Current liabilities
Trade payables	2,134	1,655
Lease liabilities(B3)	515	–
Derivative financial instruments	38	15
Current income tax liabilities	1,528	1,567
Client deposits	16	26
Unearned revenue	2,708	2,809
Employee benefit obligations	1,825	1,619
Provisions	608	576
Other current liabilities	9,839	10,371
Total current liabilities	19,211	18,638
Non-current liabilities
Lease liabilities(B3)	3,562	–
Deferred income tax liabilities	707	672
Employee benefit obligations	45	44
Other non-current liabilities	805	378
Total liabilities	24,330	19,732
Equity
Share capital- 5 par value 480,00,00,000 (480,00,00,000) equity shares authorized, issued and outstanding 423,94,82,666 (433,59,54,462) equity shares fully paid up, net of 1,89,29,512 (2,03,24,982) treasury shares as at September 30, 2019 (March 31, 2019)	2,121	2,170
Share premium	520	396
Retained earnings	53,802	58,848
Cash flow hedge reserve	14	21
Other reserves	3,099	2,570
Capital redemption reserve	111	61
Other components of equity	854	882
Total equity attributable to equity holders of the company	60,521	64,948
Non-controlling interests	360	58
Total equity	60,881	65,006
Total liabilities and equity	85,211	84,738

Infosys Limited and subsidiaries

Audited Condensed Consolidated Statement of Comprehensive Income for the

(In crore except equity share and per equity share data)

	Three months ended September 30, 2019	Three months ended September 30, 2018	Six months ended September 30, 2019	Six months ended September 30, 2018
Revenues	22,629	20,609	44,432	39,737
Cost of sales	15,079	13,281	29,858	25,569
Gross profit	7,550	7,328	14,574	14,168
Operating expenses
Selling and marketing expenses	1,162	1,088	2,336	2,092
Administrative expenses	1,476	1,346	2,855	2,645
Total operating expenses	2,638	2,434	5,191	4,737
Operating profit	4,912	4,894	9,383	9,431
Other income, net	626	739	1,362	1,465
Finance cost(B3)	(42)	–	(82)	–
Reduction in the fair value of Disposal Group held for sale(A1)	–	–	–	(270)
Profit before income taxes	5,496	5,633	10,663	10,626
Income tax expense	1,459	1,523	2,824	2,905
Net profit	4,037	4,110	7,839	7,721
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurements of the net defined benefit liability/asset, net	(22)	3	(39)	4
Equity instruments through other comprehensive income, net	2	8	5	12
	(20)	11	(34)	16
Items that will be reclassified subsequently to profit or loss:
Fair value changes on derivatives designated as cash flow hedge, net	17	(29)	(7)	(20)
Exchange differences on translation of foreign operations	(35)	334	(10)	421
Fair valuation of investments, net	2	(15)	18	(60)
	(16)	290	1	341
Total other comprehensive income/(loss), net of tax	(36)	301	(33)	357
Total comprehensive income	4,001	4,411	7,806	8,078
Profit attributable to:
Owners of the Company	4,019	4,110	7,817	7,721
Non-controlling interests	18	–	22	–
	4,037	4,110	7,839	7,721
Total comprehensive income attributable to:
Owners of the Company	3,984	4,411	7,782	8,078
Non-controlling interests	17	–	24	–
	4,001	4,411	7,806	8,078
Earnings per equity share
Basic ()	9.46	9.45	18.28	17.76
Diluted ()	9.44	9.44	18.25	17.74
Weighted average equity shares used in computing earnings per equity share
Basic	424,93,43,678	434,70,55,177	427,56,15,916	434,68,57,296
Diluted	425,58,22,953	435,22,08,472	428,23,22,537	435,19,15,210

NOTES:

A.	Notes pertaining to previous quarters / periods

1.	In the six months ended September 30, 2018, the Company had recorded a reduction in the fair value amounting to 270 crore in respect of its subsidiary Panaya.

B.	Notes pertaining to the current quarter

1.	The audited interim condensed consolidated Balance sheet and Statement of Comprehensive Income for the three months and half year ended September 30, 2019 have been taken on record at the Board meeting held on October 11, 2019.
2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com.
3.	On account of adoption of IFRS 16- Leases effective April 1, 2019.